

May 19, 2009

Via Facsimile (720) 566-4099 and U.S. Mail

Francis Wheeler
Cooley Godward Kronish LLP
380 Interlocken Crescent, Suite 900
Broomfield, CO 80021-8023

> Re: **GMarket Inc.**
> **Schedule TO-T filed May 4, 2009 by eBay KTA (UK)**
> **Ltd. and eBay Inc.**
> **Schedule TO-T/A filed May 5, 2009**
> **SEC File No. 5-81900**

Dear Mr. Wheeler:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited reviewed the filings listed above. Our review is limited to the matters raised in the comments that follow. All defined terms used in this letter have the same meaning as in your offer materials.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

Exhibit (a)(1)(i) – Offer to Purchase

1. We note the statement on page xvi of the offer materials that "the business, financial condition and results of operations of the Company will be significantly affected by its acquisition of IAC and the risks associated with integrating and operating the business of the Company and IAC." We also note that the Offeror will not follow this Offer with a second-step "squeeze out" transaction to eliminate shareholders of the Company who do not elect to participate in this Offer. It also appears, based on the $551,000,000 purchase price to be paid by the Company for IAC and the Summary Financial Information of IAC on pages 32-22 of the Offer to Purchase, that the acquisition of IAC would be significant to the Company at the highest level under the tests in Rule 3-05 of Regulation S-X, if the Company's issuance of shares to fund the IAC acquisition was being registered. Please include the following in the offer materials, or explain why such information would not be

material to a shareholder's understanding of the impact of the IAC acquisition:

- Audited financial statements of IAC for the two years ended December 31, 2008 and 2007 with reconciliations to US GAAP; and

- Pro forma financial information of the Company for 2008 on a US GAAP-basis, reflecting the acquisition of IAC and prepared in conformity with Article 11 of Regulation S-X.

2. As we discussed yesterday in a telephone conversation, it appears that the Company and/or its affiliates may have shared non-public information about the Company with eBay and its representatives during the lengthy negotiations leading up to the Offer. Please disclose any material non-public information, including forecasts or projections shared with the Offeror. Alternatively, provide your analysis as to why disclosure is not required in the context of this Offer.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information or analysis. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments above. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions